

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05009920

8 July 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp. Andrew M Knox
Public Officer

Enc.


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Cue Energy Resources Limited

A.B.N. 45 066 383 97

Jeruk -2 ST 4 Drilling Report

At 6.00 am on Friday 8 July, Jeruk-2 ST4 operations were, continuing preparations for an open hole flow test of the upper Kujung carbonate. The current depth of the well is 5100 metres (measured depth).

Planned total depth of the sidetrack is 5570 metres measured depth.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any written queries regarding the announcement should be directed to the Company on (03) 9629 7577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

8 July 2005


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